Exhibit 2

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting to be held on September 1, 2015, at 11:00 a.m., at the Company’s headquarters, located at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to decide on the following Agenda:

(1)	ratify the appointment and engagement of Apsis Consultoria e Avaliações Ltda. (“Apsis”), as the firm responsible for the appraisal report of the book value of the shareholders’ equity of Telemar Participações S.A. (“TmarPart”) to be merged into the shareholders’ equity of the Company (the “Appraisal Report”), as well as the appraisal report of the shareholders’ equity of the Company and TmarPart, at market value, pursuant to Article 264 of Law No. 6,404/76 (the “Appraisal Report of Shareholders’ Equity at Market Value”);

(2)	review, discuss, and vote on the Appraisal Report and the Appraisal Report of Shareholders’ Equity at Market Value prepared by Apsis;

(3)	review, discuss, and vote on the Protocol and Justification of the Merger (Protocolo e Justificação da Incorporação) of Telemar Participações S.A. into Oi S.A., and all exhibits thereto, which set forth the terms and conditions of the merger of TmarPart into the Company, accompanied by the relevant documents;

(4)	vote on the proposal of merger of TmarPart with and into the Company;

(5)	vote on the proposal to amend the Bylaws of the Company, in anticipation of the adoption of heightened corporate governance standards by the Company and voting rights of the Company becoming widely held, in line with the governance commitments assumed with the market;

(6)	vote on the proposal and the opening of the period for the voluntary exchange of shares held by preferred shareholders, as well as the relevant terms and conditions of the exchange;

(7)	authorize the Board the Directors to verify the fulfillment of the exchange condition and approve the effective exchange of preferred shares at BM&FBovespa and Banco do Brasil, in the event the condition is fulfilled;

(8)	approve the election of new members to the Company’s Board of Directors and their respective alternates, with a term of office until the Shareholders’ Meeting that approves the financial statements of the Company for the fiscal year ended December 31, 2017;

(9)	authorize the management to conduct all acts required to give effect to the items of the Agenda; and

(10)	vote on the proposal to amend Article 5 of the Bylaws of the Company to reflect the amendment approved at the Meeting of the Board of Directors held on February 25, 2015, through the capitalization of the balance of the investment reserve, without issuing new shares.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to the items of the Agenda, especially the information required by CVM Instruction No. 481/09, are available for review by shareholders at the Company’s headquarters and at its investor relations webpage (www.oi.com.br/ri), as well as at the website of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) (www.cvm.gov.br).

2. Pursuant to CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the Company informs its shareholders that the minimum equity interest in the voting stock required to request the adoption of a multiple vote for election of the members of the Board of Directors is five percent (5%), subject to the statutory forty-eight (48) hours prior notice to the Extraordinary General Shareholders’ Meeting.

3. Shareholders wishing to personally attend or be represented by proxy in the Extraordinary General Shareholders’ Meeting must deliver the following documents to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City and State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., at least 2 business days before the Meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, the minutes recording the election of its Board of Directors (if any) and the minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will attend the Meeting; (ii) for individuals: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as the minutes recording the election of the legal representative(s) that will attend the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by proxy, the respective notarized proxy, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and the minutes recording the election of the legal representative(s) that will sign the proxy form, as well as the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of shareholders attending the Extraordinary General Shareholders’ Meeting.

4. Shareholders whose shares are registered under BOVESPA’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated at least two (2) business days prior to the date of the Extraordinary General Shareholders’ Meeting.

Rio de Janeiro, July 30, 2015.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors